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                                                                    Exhibit 6.23
April 28, 1998


Mr. Allen Simon
Chief Executive Officer
Food Extrusion, Inc.
1241 Hawk's Flight Court
El Dorado Hills, California 95762

Dear Mr. Simon:

Pursuant to the terms of Monsanto Company's ("Monsanto") letter to Food Extrusion, Inc. ("Food Ex") of March 16, 1998 (the "Letter") Monsanto is pleased to inform you that it has completed it's commercial, financial, technical and legal due diligence of the Business as provided for in Paragraph 6(b) of the Letter.

Subject to the remaining terms of the Letter, including without limitation the outstanding conditions to closing set forth in Paragraph 6, Monsanto continues in its interest of entering into the Transactions described in the Letter, including the issuance of a Conversion Notice to Food Ex electing to exercise its right to convert the Outstanding Amount under the Note into validly issued, fully-paid and non-assessable shares of voting common stock of Food Ex, as more fully described in Paragraph 1 of the Letter.

Any defined terms used in this letter that have not been defined herein, shall have the meaning assigned to them in the Letter.

Sincerely,



/s/Charles F. Hough
-------------------
Charles F. Hough
Business Development Director


cc:     Dave Bowman
        Terry Booker

March 16, 1998



Mr. Allen J. Simon
Chief Executive Officer
Food Extrusion, Inc.
1241 Hawk's Flight Court
El Dorado Hills, California 95762


Dear Mr. Simon:

This letter confirms the discussions that have been held between Monsanto Company ("Monsanto") and Food Extrusion, Inc. ("Food Ex") relating to the rice bran business of Food Ex (the "Business"), and the interest of Monsanto in entering into the transactions described in paragraphs 1, 3 and 4 (the "Transactions") on the terms and conditions set forth in this letter.

1. Loan Agreement. Food Ex and Monsanto entered into a loan agreement dated October 31, 1996, as amended by Addendum No. 1 dated February 6, 1997 (the "Loan Agreement"), pursuant to which Monsanto loaned to Food Ex the principal amount of $5,000.000, which loan is evidenced by a promissory note (the "Note"), and is presently unpaid (the "Outstanding Amount").

Subject to the terms of this letter, the Loan Agreement and the Note, the parties would do the following:

        (a) Enter into Addendum No. 2 to the Loan Agreement, in substantially the form attached to this letter as Exhibit "A"; and,

        (b) Monsanto would issue a Conversion Notice to Food Ex electing to exercise its right to convert the Outstanding Amount under the Note into validly issued, fully-paid and non-assessable shares of voting common stock of Food Ex. The conversion of the Outstanding Amount into shares of common stock of Food Ex would be determined pursuant to the rate set forth in Section 1.02 of the Loan Agreement, as amended.

At the closing of the Transactions (the "Closing"), Food Ex would enter into an agreement that would entitle Monsanto to purchase additional shares of Food Ex stock to preserve the ownership percentage of Food Ex held by Monsanto that would result from the conversion of the Outstanding Amount as provided in paragraph l(b) above. At the Closing, Food Ex would deliver to Monsanto an opinion of counsel, in form and substance satisfactory to Monsanto, to the effect that the shareholders of Food Ex do not have a pre-emptive right to acquire shares being sold to Monsanto at the closing or to be sold to it upon exercise of the option.

In determining its interest in exercising its right of conversion under Note, Monsanto has assumed,

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among other things, that Food Ex is in full compliance with the terms and conditions set forth in the Loan Agreement.

2.  Management of Food Ex.

        (a) Contemporaneously with the Closing, Food Ex would take any and all actions necessary to constitute a Board of Directors consisting of at least six
(6) but no more than eight (8) directors of which at least one-half are independent (including the director nominated by Monsanto). For so long as Monsanto holds no less than the number of outstanding shares of Food Ex that would result from the conversion of the Outstanding Amount as provided in Paragraph 1 (b) above, Food Ex and its shareholders would cause one (1) person nominated by Monsanto, and reasonably acceptable to Food Ex, to be elected or appointed as a director to the Board of Directors of Food Ex

        (b) Food Ex would cause its Board of Directors to adopt an annual capital and expense budget (the "Annual Budget").

        (c) As long as Monsanto holds no less than the number of outstanding shares of Food Ex that would result from the conversion of the Outstanding Amount as provided in Paragraph l(b) above, the following decisions of the Board of Directors, unless reserved by law exclusively for the consent of the shareholders, would be taken only with the approval of a majority of the directors which would include, in addition, a majority of the independent directors:

             (i) The adoption of the Annual Budget and any material deviation from the Annual Budget; and

             (ii) The incurring of debt or contingent obligations in a single transaction or in the aggregate in a series of related transactions in excess of $ 1,000,000;

3.  Formation of Joint Venture Company.

        (a) Formation. Subject to the terms of this letter, contemporaneously with the Closing, Monsanto and Food Ex would agree to negotiate in good faith and to use their best efforts to form a joint venture company in India, the purpose of which would be the commercialization of the rice bran stabilization technology of Food Ex for the purpose of increasing the yield and quality of rice bran oil, in India, and any other activity related thereto (the "JVC").

        (b) Shareholding and Capitalization of JVC.

             (i) Shareholding. The shareholding of the JVC would be so held that Monsanto and Food Ex each would hold an equal number of shares in the JVC. Each such share would be of the same class, and would have one (1) vote and identical rights and privileges. The parties acknowledge that it may be to the benefit of the JVC to have one or more local equity partners. In such event, Monsanto would be responsible for locating the local equity partner(s), provided such partner(s) would be reasonably acceptable to Food Ex.

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The parties agree that the issuance of additional shares and the transfer of shares held by the parties would only be issued or sold in the manner set forth in the Joint Venture Agreement entered into between the parties and providing for the formation, operation and management of the JVC (the JV Agreement").

             (ii) Capitalization. The authorized share capital of the JVC would be as mutually agreed by the parties and set forth in the JV Agreement, By Laws and Articles of Incorporation of the JVC, and would be in proportion to their respective equity interests in the JVC. Additional funds required for investment and working capital purposes would be as mutually agreed by the parties and set forth in the JV Agreement.

Food Ex would either contribute as capital, or sell or license to the JVC certain technology and other assets concerning the stabilization of rice bran (the "Contributed Assets").

Food Ex represents the following with respect to the Contributed Assets: (i) that Food Ex would have good and valid title thereto, (ii) the Contributed Assets would be sound, with no known material defects, and in good and safe operating condition, and (iii) the Contributed Assets would include all rights and properties necessary to permit the JVC to meet the objectives described above.

The valuation of the Contributed Assets would be made by a certified internationally recognized accounting firm selected jointly by the parties, or in such other manner as the parties would mutually agree. Monsanto would contribute as its capital contribution an amount in cash equal to such valuation, not to exceed Five Million Dollars ($5,000,000).

        (c) Supplemental Agreements. Upon execution of the JV Agreement, the parties would negotiate in good faith, execute and become parties to agreements necessary for the operation of the JVC, for example, technology licenses, research and developments and production agreements.

4.  Rice Bran Oil Agreement.

        (a) Technology. Subject to the terms of this letter, contemporaneously with the Closing, Food Ex would make available to Monsanto Food Ex's technology and products related to rice bran oil and all fractions thereof for use as food, food ingredients, dietary supplements, and food supplement ingredients (the "Rice Bran Oil Technology"). If desired by Monsanto, the parties would enter into good faith negotiations and use their best efforts to enter into an agreement pursuant to which Food Ex would license or otherwise transfer to Monsanto the exclusive worldwide rights to the Rice Bran Oil Technology, subject only to the limitations described below.

Monsanto acknowledges that Food Ex is contemplating, or is in discussions or negotiations with Amway and Sunjoy Cereal-Tech Ltd. for the license or other transfer of some or all of the Rice Bran Oil Technology, copies of which agreements are attached hereto at Exhibits "B" and "C", respectively. Monsanto agrees that any agreement between the parties may be limited to the extent set forth in the attached agreements.

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        (b) Other Negotiations. For a period of one hundred eighty (180) days from the date of the Closing, Food Ex would not discuss or negotiate with any other entity, firm or person, or entertain or consider any inquiries or proposals relating to the possible license or transfer of the Rice Bran Oil Technology to Monsanto, except as may be necessary in connection with the attached agreements.

5.  Trials.

        With respect to future trials, including clinical trials conducted by or for Food Ex, Food Ex would:

             (i) timely seek the advice and guidance of Monsanto in pre-clinical and clinical trial development for health benefits;

             (ii) permit Monsanto to review the clinical protocols (human trials) at least two (2) weeks prior to initiating the in-life portion of the trial;

             (iii) Grant to Monsanto the right to visit the site(s) of the trials during the conduct of the in-life portion of the trial; and

             (iv) Provide to Monsanto a review and summary of the raw trial data within three (3) months of completion of the in-life portion of the trial.

6. Conditions to Closing. The execution of the Transactions would be contingent upon, among other things, the following conditions:

        (a) approval of the Transactions by the Board of Directors of Monsanto and Food Ex;

        (b) over a period of thirty (30) days beginning the date of execution of this letter by Food Ex. the completion of a thorough commercial, financial, technical and legal due diligence of the Business with results to the satisfaction of Monsanto, including access to the facilities, and the personnel of the Business, as requested by Monsanto or its representatives or agents (Food Ex, and its respective directors, officers, employees and advisers would co-operate fully with Monsanto, and its advisers in carrying out such audit); in connection with such due diligence, Food Ex would provide to Monsanto the following: (i) all available information relating to all clinical trials, within thirty (30) days of the date of execution of this letter by Food Ex, and (ii) fifty (50) pounds of Stabilized Rice Bran, fifty (50) pounds of Rice Bran Fiber, fifty (50) pounds of Rice Bran Solubles, ten (10) pounds of crude Rice Bran Oil, and ten (10) pounds of refined Rice Bran Oil (to the extent such refined oil is available), within ten (10) days of the date of execution of this letter by Food Ex;

        (c) receipt of all required approvals by any necessary governmental or other authorities;

        (d) approval and execution by the appropriate parties to the Transactions of definitive agreements, which shall contain terms and conditions which are normal and customary in such

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agreements; and

        (e) confirmation, to the satisfaction of Monsanto, that Food Ex secured equity capital funding, not including the Outstanding Amount, equal to or greater than [* * *] in a class not senior to that of Monsanto or having additional benefits than Monsanto. A projected use of proceeds for the funding should be provided to Monsanto prior to conversion.

7. Confidentiality. This letter and the negotiations, discussions and due diligence investigations contemplated hereby are subject to that certain letter agreement regarding confidential information dated September 5, 1996, as amended by that certain supplemental agreement regarding confidential information and non-competition dated as of October 31, 1996, and the addendum to the supplemental agreement dated as of November 27, 1996, between Monsanto and Food Ex which are incorporated herein by reference and made a part hereof and which the parties agree shall remain in full force and effect in accordance with the terms of those agreement.

Neither Food Ex, Monsanto nor any of their respective affiliates will (i) disclose the existence or contents of this letter (other than to their respective attorneys, officers, directors and advisors, each of whom will agree not to disclose the existence or contents of this letter), or (ii) issue a press release or other public announcement without the consent of the other party to this letter, except as may be required by law or the regulations of any applicable stock exchange; and provided, however, that such information may be shared with a governmental entity with jurisdiction over either party to the extent required by applicable law.

8. Costs. Each party shall be responsible for its own costs (including those of its legal, accounting, investment banking and other advisors.) associated with this matter, the definitive agreements and in any transactions set out therein, except as may be otherwise agreed between the parties in writing.

9. Other Negotiations. For a period of ninety days (90) days from the date of execution of this letter by Food Ex, Food Ex will not discuss or negotiate with any other entity, firm or person, or entertain or consider any inquiries or proposals relating to the possible disposition of any or all of the Business, or take any actions that would adversely affect the rights contemplated to be granted to Monsanto hereunder, and will conduct its business only in the ordinary course, and consistent with past practice in a manner so as to preserve the value thereof. The ninety (90) day period will terminate immediately upon receipt by Food Ex from Monsanto of a notice that it does not desire to continue its discussions with Food Ex. During this period, the parties shall proceed in good faith to achieve the consummation of the anticipated Transactions.

10. Non-Binding. Except for the obligations of the parties under this and the immediately preceding three (3) paragraphs, this letter shall not constitute a definitive agreement or a binding legal obligation on the part of either party, and is not a memorandum of agreement, an agreement on a future contract pursuant to applicable law, nor an offer to enter into an agreement. Neither party shall have any obligation to commence or continue discussions or negotiations, or to

*** Portions of this exhibit have been redacted pursuant to a confidential treatment request.

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exchange any further information, or reach or execute any agreement.

11. Assignment. No party hereto shall assign this letter or any of its rights or obligations hereunder except with the prior written consent of the other party.

12. Termination. This letter shall terminate and shall have no further force and effect at 5:00 p.m. St. Louis time on the 31st day of May, 1998, unless such time is extended by mutual agreement, if the Closing shall not have occurred prior to such time.

13. Governing Law. The rights and obligations of the parties hereto shall be governed by, and shall be construed and enforced in accordance with, the laws of the State of Missouri regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.


                                   Sincerely,

                                   /s/Charles F. Hough
                                   -------------------
                                   Charles F. Hough
                                   Director, New Business Development
                                   Monsanto Company



FOOD EXTRUSION, INC.
ACCEPTED AND AGREED:



BY:  /s/ Allen J. Simon
   ----------------------
TITLE:  Chief Executive Officer
      -------------------
DATE:  March 20, 1998
     --------------------

c.c.     David Bowman
         Evan T. Booker
         Charles Hough
         Jeff Hoster


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                                   EXHIBIT "A"

           ADDENDUM NO. 2 TO AGREEMENT DATED OCTOBER 31.1996

        Reference is made to that certain letter agreement dated October 31, 1996, by and between Monsanto Company ("Monsanto") and Food Extrusion, Inc. (the "Company"), as amended by Addendum No. 1 on the 6th day of February, 1997 (the "Agreement"). In consideration of the covenants set forth below, Monsanto and the Company agree to amend the Agreement pursuant to Section 8.04 of the Agreement, as follows:

1. Section 1.02 of the Agreement is deleted in its entirety and replaced with the following:

                  "Section 1.02.

             (a) The Note shall bear no interest. The entire principal amount of the Note shall mature and be payable in full on October 31, 1999, subject to the right by the Company to prepay the Note or any part thereof without penalty, upon 20 days' prior written notice. So long as the Note is outstanding, upon written notice to the Company (the "Conversion Notice"), Monsanto may convert the aggregate unpaid principal amount outstanding under the Note (the "Outstanding Amount") into the number of shares of common stock of the Company equal to the Outstanding Amount divided by [* * *].

IN WITNESS WHEREOF,  the parties hereto have executed this Addendum No. 2 to the
Agreement on this    day of March, 1998.
                 ----

Monsanto Company                                    Food Extrusion, Inc.

By:                                                 By:
   ----------------------                              ----------------------

Title:                                              Title:
      -------------------                                 -------------------

*** Portions of this exhibit have been redacted pursuant to a confidential treatment request.